February 6, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Re:	Newdex, Inc.
Registration Statement on Form S-4
File No. 333-185348

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Newdex, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-185348), as amended (the “Registration Statement”), to 5:00 p.m. Eastern Time, on Friday, February 8, 2013 or as soon thereafter as practicable. The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 6, 2013

Please contact Robert M. Hayward, P.C., special counsel to the Registrant, at (312) 862-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Newdex, Inc.

By:	/s/ Mark W. Hianik
Name:	Mark W. Hianik
Title:	Senior Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary

cc:	Robert M. Hayward, P.C.
Kirkland & Ellis LLP